Filed pursuant to 424(b)(3)

SEC File No. 333-128662

CNL INCOME PROPERTIES, INC.

This Sticker Supplement supplements certain information contained in our prospectus dated April 4, 2006 as amended by Supplement No. Two dated July 28, 2006 and the Sticker Supplement dated August 14, 2006. This Sticker Supplement updates, modifies or supersedes certain information contained in the prospectus under the captions entitled “Summary of the Articles of Incorporation and Bylaws – Amendments to the Articles of Incorporation” and “ – Mergers, Combinations and Sale of Assets.” You should read this Sticker Supplement together with our prospectus dated April 4, 2006 and each of the foregoing supplements thereto. Capitalized terms used in this Sticker Supplement have the same meaning as in the prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “CNL Income Properties” refer to CNL Income Properties, Inc. and its subsidiaries.

Information Regarding Our Offering in Pennsylvania

As of August 10, 2006, the Commonwealth of Pennsylvania and the State of Minnesota cleared us to offer and sell our common stock in those states. As a result, our offering is now cleared in all “blue sky” jurisdictions. As a condition for clearing our offering in Pennsylvania, however, the Pennsylvania Securities Commission has required us to undertake to amend certain provisions of Section 10 and Section 12 of our amended and restated Articles of Incorporation (the “Articles”). Our board has adopted resolutions amending, and recommending that our stockholders approve, amendments to Section 10 and Section 12 of our Articles. The proposed amendments are discussed below:

Amendments to Our Articles

Amendment to Section 10.1. Section 10.1 of our Articles currently provides that a 2/3rds vote of stockholders is required to amend the provisions of our Articles relating to the procedures by which the board of directors and stockholders of our company shall approve extraordinary transactions such as mergers, sale of significant assets and share exchanges. Under the proposed amendment (which must be approved by such 2/3rds vote), subsequent changes to this provision would require only a majority vote. In addition, Section 10.1(ii) states: “[T]he Directors may amend these Articles of Incorporation without the consent of the Stockholders to the fullest extent so provided by the MGCL.” Our board has adopted a resolution amending Section 10.1 to eliminate these requirements.

Amendments to Sections 10.2, 10.3 and 12.1. Sections 10.2 and 10.3 of our Articles currently provide that the affirmative vote of at least a majority of our stockholders is required for a merger or consolidation of our company into, or a share exchange with, another or new entity. However, these provisions would not require a vote of stockholders in connection with certain mergers, consolidations or share exchanges where our company would be the surviving entity and Maryland law would not otherwise require that our stockholders were entitled to vote on such matter.

Our board has adopted resolutions to amend Sections 10.2, 10.3 and 12.1 of our Articles to require that stockholder approval be required for all mergers, consolidations and share exchanges of our company with or into other entities, except that where a merger of another entity with our company is effected through a wholly-owned subsidiary of our company and the consideration to be paid by our company in the merger consists solely of cash, the merger may be approved solely by our directors unless the party to the merger is an Affiliate of our Sponsor, our advisor or our company. These amendments therefore would impact the approvals needed by us to complete such mergers. If these amendments to our Articles are approved, our board will no longer have the ability to approve, without stockholder approval, potential mergers in which we will issue common stock as consideration in the merger.

August 18, 2006	Prospectus Dated April 4, 2006

Stockholder Approval

On August 18, 2006, our board adopted resolutions amending, and recommending that our stockholders approve, amendments to Sections 10.1, 10.2, 10.3 and 12.1 of our Articles. We currently expect to seek stockholder approval of the amendments at our next regular annual meeting of stockholders to be held on or around the third week of June 2007. Under the existing Articles, the proposed amendments must be approved by the affirmative vote of not less than 2/3rds of our stockholders entitled to vote thereon. If our stockholders vote to approve the amendments, we will file the amended Articles with the State Department of Assessments and Taxation of Maryland at which time the amendments will become effective.

If the proposed amendments are not approved by our stockholders at the next annual meeting, we have assured the Pennsylvania Securities Commission that we immediately will cease making offers and sales of our securities to Pennsylvania residents and that we will not offer or sell our securities in the Commonwealth of Pennsylvania in the future. Additionally, pursuant to Section 504 of the Pennsylvania Securities Act of 1972, as amended, and the regulations promulgated thereunder, we have agreed to extend to all residents of the Commonwealth of Pennsylvania that have purchased our shares pursuant to our current registration statement filed with the SEC (SEC File No. 333-128662) which was declared effective on April 4, 2006, a written offer of rescission Thus, if these proposals are not approved by our stockholders, we may have to return monies to investors who are residents of the Commonwealth of Pennsylvania. Doing so, however, could have a material adverse effect on our business and financial condition depending on the amount of proceeds that we raise under our current offering from Pennsylvania residents.

Additional information regarding these amendments will be included in our proxy statement for our 2007 annual meeting of stockholders. We will distribute that proxy statement to our stockholders in advance of the meeting in accordance with our bylaws and applicable law. A copy of the proxy statement also will be available on the SEC’s website at www.sec.gov. Our stockholders are urged to carefully read that proxy statement when it becomes available.

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